UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIGAS PROPANE, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.
SAVINGS PLAN

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
AmeriGas Propane, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the AmeriGas Propane, Inc. Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules, Schedule H, Line 4(a) – Schedule of Delinquent Contributions and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year), as of our for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2019.

Philadelphia, Pennsylvania
June 9, 2022

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS:
Investments (Note 3)	$555,011,082	$508,945,746
Notes receivable from participants	11,028,987	12,235,986
Participants' contributions receivable	—	10,583
Total assets	566,040,069	521,192,315

LIABILITIES:
Accrued administrative expenses	92,154	77,173
Total liabilities	92,154	77,173
Net assets available for benefits	$565,947,915	$521,115,142
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Additions:
Participants’ contributions	$22,604,440	$22,166,828
Employer's contributions	11,774,237	13,006,094
Participants’ rollover contributions	1,926,789	978,480
Investment income:
Dividends and interest	6,206,730	4,070,813
Net appreciation in fair value of investments	67,098,753	74,111,521
Interest on notes receivable from participants	635,309	760,887
Total additions	110,246,258	115,094,623
Deductions:
Distributions to participants	(60,571,774)	(74,447,017)
Net transfers of participants’ balances	(4,317,821)	(199,106)
Administrative fees	(523,890)	(524,521)
Total deductions	(65,413,485)	(75,170,644)
Net increase	44,832,773	39,923,979
Net assets available for benefits — beginning of year	521,115,142	481,191,163
Net assets available for benefits — end of year	$565,947,915	$521,115,142
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) is provided for general information purposes only. Unless otherwise noted, such description provides general information on the provisions of the Plan on December 31, 2021 and 2020 and for the years then ended covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan covering employees of AmeriGas Propane, Inc. (“the Company” or "the Employer"), a Pennsylvania corporation, and a wholly owned subsidiary of UGI Corporation ("UGI"). Employees are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Corporation Retirement Plan Committee (“Plan Administrator”) which is comprised of certain members of UGI’s and its affiliated companies' management.
Contributions. Generally, a participant may elect to contribute to the Plan in 1% increments from 1% to 50% of their eligible compensation on a before-tax basis, on an after-tax basis to a Roth 401(k), or a combination of both. Calendar year contribution amounts are subject to limits prescribed by the Internal Revenue Code ("IRC") and the Plan, respectively. For both the 2021 and 2020 Plan Years, the combined IRC before-tax and Roth 401(k) contribution limit was $19,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all full time and flex newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% of eligible compensation.
The Plan allows for “catch-up contributions,” a provision which allows employees that have attained age 50 before the end of the Plan Year and are contributing at the IRC or Plan limit to make before-tax and Roth 401(k) contributions over and above the IRC and Plan limits. The maximum catch-up contribution for both the 2021 and 2020 Plan Years was $6,500. Catch-up contributions are not eligible for the Company matching contribution.

Generally, the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each payroll period. A participant generally will be eligible to receive matching contributions after he or she has completed one year of service as defined in the Plan document.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
Participant Accounts. Each participant's account is credited with the participant's contributions and the Employer's contributions as well as allocations of Plan earnings. Participants are charged with an allocation of administrative expenses, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, UGI Common Stock, common collective trust funds, a collective investment trust fund and Brokerage Link, a self-directed brokerage account. Generally, participants may transfer amounts between funds at any time with no limit. Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to Fidelity Institutional Retirement Services Co. ("FIRSCO") from Plan assets (see “Administrative Expenses” below). FIRSCO invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants. Investments in UGI Common Stock are generally limited to 25% of the participant's account balance.
Vesting. A participant will at all times be fully vested in their cumulative contributions plus actual earnings as defined by the Plan document. A participant is vested in the portion of his or her account attributable to Employer's matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. In addition, a participant is fully vested in the portion of his or her account attributable to Employer's contributions upon the attainment of normal retirement age, the attainment of early retirement age, total disability or death while employed by the Company or an affiliated company, each as defined in the Plan document.

Notes Receivable from Participants. Participants may borrow from their accounts a minimum of $1,000 up to a maximum not to exceed the lesser of 50% of their vested account balance less loans outstanding at the time the new loan is made or $50,000 less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. At December 31, 2021, interest rates on loans outstanding ranged from 3.25% to 6.50%. The amount of the loan withdrawn from participant accounts is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. Participants are not permitted to have more than two loans outstanding at any time.
Payment of Benefits. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Distributions will generally be made in the form of a lump sum. Participants may elect to receive their interest in UGI Common Stock in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.
Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or age 72 in Plan Years 2021 and 2020, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant's benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution from the Plan, but no later than April 1 of the Plan Year. A participant who continues to work past age 72 in Plan Years 2021 and 2020 will receive a mandatory distribution upon termination of employment.
Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Forfeited Accounts. A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Employer contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions or pay expenses incurred in the administration of the Plan. For the 2021 Plan Year and 2020 Plan Year, forfeitures used to reduce Company contributions were $1,338,133 and $467,828, respectively. During the 2021 Plan Year and 2020 Plan Year, $1,069,453 and $691,914, respectively, were forfeited from participant accounts. As of December 31, 2021 and 2020, there were $98,210 and $280,479, respectively, of forfeitures remaining in the Plan.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid by the Company. Other than the Plan fees described below, the Company paid such expenses, which are excluded from these financial statements. During both Plan Years 2021 and 2020, each active Plan account was assessed a quarterly recordkeeping fee of $10.75. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Investment related expenses are included in net appreciation of the fair value of investments.
Voting Rights of UGI Common Stock Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant's interest in UGI Common Stock. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Plan Amendments. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. However, amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document may be made by the UGI Corporation Retirement Plan Committee without Board approval.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Impact of the CARES Act. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law in the U.S. to provide certain relief to plan sponsors and plan participants as a result of the COVID-19 pandemic. The Plan has voluntarily adopted the following provisions of the CARES Act effective for the 2020 Plan Year:
–Qualified plan participants were permitted to take a coronavirus-related hardship distribution of up to $100,000 from the Plan without a 10 percent early withdrawal penalty. Eligible distributions were permitted to be taken through December 30, 2020. Distributions may be repaid within three years or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.
–Participants with loans outstanding were permitted to defer payment on the loans that were due during Plan Year 2020 to after January 1, 2021.
–A temporary waiver of required minimum distributions permitted participants that turned 72 in Plan Year 2020 to suspend their required minimum distributions for Plan Year 2020.

2.	Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from UGI Common Stock, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.
Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan which is an affiliated plan and prior to April 12, 2021, amounts transferred to or from the UGI HVAC Enterprises, Inc. Savings Plan, which was an affiliated plan prior to its merger into the UGI Utilities, Inc. Savings Plan.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. As of December 31, 2021 and 2020, the Plan's allowance for credit losses on notes receivable from participants was $439,912 and $360,641, respectively.
Risks and Uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Concentration of Investments. As of December 31, 2021 and 2020, the Plan had investments of $149,729,208 and $142,555,697, respectively, that were concentrated in two funds.
Delinquent Participant Contributions. During Plan Year 2020, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor's Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions, which totaled $10,583, were corrected outside of the Department of Labor Voluntary Fiduciary Correction Program in Plan Year 2021. Additionally, the Plan has compensated participants for lost earnings resulting from the delay in contributions.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

3.	Fair Value Measurements
The Plan applies fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments which include mutual funds, money market funds and cash and held by the Plan participants in their individual self-directed brokerage accounts. Based upon closing prices as reported by the funds, these funds are required to publish this NAV and to transact at that price.

Collective investment trust fund: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan holds investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts.

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2021 and 2020:

	December 31, 2021
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$144,570,756	$—	$—	$—	$144,570,756
UGI Common Stock	20,835,198	—	—	—	20,835,198
Brokerage Link	4,127,561	—	—	—	4,127,561
Common collective trust funds (a)	—	—	—	298,521,824	298,521,824
Collective investment trust fund (a)	—	—	—	86,955,743	86,955,743
Total investments measured at fair value	$169,533,515	$—	$—	$385,477,567	$555,011,082

	December 31, 2020
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$129,798,831	$—	$—	$—	$129,798,831
UGI Common Stock	17,688,477	—	—	—	17,688,477
Brokerage Link	3,434,344	—	—	—	3,434,344
Common collective trust funds (a)	—	—	—	277,172,013	277,172,013
Collective investment trust fund (a)	—	—	—	80,852,081	80,852,081
Total investments measured at fair value	$150,921,652	$—	$—	$358,024,094	$508,945,746

(a) Assets measured at NAV per share (or its equivalent), and therefore excluded from the fair value hierarchy, and also presented as "Other".

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2021 and 2020, respectively:

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$298,521,824	n/a	Daily	30 days
Collective investment trust fund	$86,955,743	n/a	Daily	30 days

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$277,172,013	n/a	Daily	30 days
Collective investment trust fund	$80,852,081	n/a	Daily	30 days

4.	Related Party and Party-in-Interest Transactions

Shares of UGI Corporation Common Stock are offered as an investment option to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

	Plan Year
	2021	2020
Fair value of UGI Common Stock held by the Plan	$20,835,198	$17,688,477
Original cost of UGI Common Stock held by the Plan	$13,500,662	$14,766,554
Shares held of UGI Corporation Common Stock	449,305	499,452
Total sales at market value related to UGI Common Stock	$1,958,066	$2,580,739
Total contributions into UGI Common Stock	$746,586	$896,525

Certain of the Plan's investments are managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investments.

5.	Federal Income Tax Status
In February 2016, the Internal Revenue Service ("IRS") issued a favorable determination letter concerning the qualified status of the Plan in effect as of January 26, 2015 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(a)—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2021

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$10,583	$—	$10,583	$—	$—

(1) Amount does not include participant loan repayments.

AMERIGAS PROPANE, INC.
SAVINGS PLAN

EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2021
	Number of Shares or Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value
Mutual Funds:
Fidelity U.S. Bond Index Fund (1)	913,373	$10,543,564	$10,942,205
Fidelity International Index Fund (1)	207,826	9,009,995	10,243,758
T. Rowe Price Equity Income Fund	571,204	16,923,966	20,557,618
PIMCO Total Return Fund Institutional Class	755,785	7,874,028	7,761,912
American Funds EuroPacific Growth Fund Class R-6	56,654	3,320,670	3,667,230
Champlain Small Company Fund Institutional Class	77,763	1,501,198	1,949,516
Vanguard Institutional Index Fund Institutional Class (1)	114,067	24,840,750	46,287,153
Vanguard Federal Money Market Fund (1)	20,188,422	20,188,422	20,188,422
Vanguard Extended Market Index Fund Institutional Class (1)	165,642	10,950,860	22,972,942
Total Mutual Funds		105,153,453	144,570,756
Assets in Fidelity Brokerage Link Accounts (1)	Various (3)	3,434,314	4,127,561
Common Collective Trust Funds (1):
Vanguard Retirement Savings Trust III	18,457,647	18,457,647	18,457,647
Vanguard Target Retirement Income Trust II	96,544	3,236,925	4,218,002
Vanguard Target Retirement 2015 Trust II	173,691	5,001,123	7,340,185
Vanguard Target Retirement 2020 Trust II	533,423	16,647,774	24,025,364
Vanguard Target Retirement 2025 Trust II	1,346,492	40,996,293	62,773,465
Vanguard Target Retirement 2030 Trust II	1,045,329	32,567,530	49,611,311
Vanguard Target Retirement 2035 Trust II	1,062,962	33,273,112	52,499,694
Vanguard Target Retirement 2040 Trust II	503,004	16,793,933	26,241,738
Vanguard Target Retirement 2045 Trust II	449,335	15,277,463	24,133,802
Vanguard Target Retirement 2050 Trust II	300,592	10,731,794	16,277,069
Vanguard Target Retirement 2055 Trust II	126,544	6,643,973	9,176,958
Vanguard Target Retirement 2060 Trust II	53,815	2,345,222	3,078,779
Vanguard Target Retirement 2065 Trust II	19,523	556,318	687,810
Total Common Collective Trust Funds		202,529,107	298,521,824
Collective Investment Trust Fund:
Fidelity Growth Company Commingled Pool (1)	1,653,780	29,416,135	86,955,743
UGI Common Stock (1):
UGI Corporation Common Stock	449,305	13,293,059	20,627,595
Dividends receivable	$207,603	207,603	207,603
		13,500,662	20,835,198
Participant Loans:
Loan principal outstanding (3.25% – 6.50%) (1) (2)		—	11,028,987
Total — all funds		$354,033,671	$566,040,069
(1)Party in interest.
(2)Range of interest rates for loans outstanding as of December 31, 2021.
(3)Various investments including mutual funds, money market funds and cash.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan

Date: June 9, 2022	By:	/s/ Chris Ballard
	Name:	Chris Ballard
	Title:	Vice President, Total Rewards and HR Services
of UGI Corporation

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Baker Tilly US, LLP